================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------


                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                              --------------------


                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)


                              --------------------


                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


                              --------------------

                                 WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO            ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KREIMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

         This Amendment No. 8 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers").

         The original filing on Schedule 14D-9 related to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO"), to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO.

         On January 15, 2003, Simon filed Amendment No. 5, and on January 16, 2003, Simon filed Amendments No. 6 and 7 (together, the "Amendments"). According to the Amendments, the Offer has been amended in several material respects by a Supplement thereto dated January 16, 2003. These amendments reflect the fact that: (i) Westfield America, Inc. ("Westfield") has joined in the Offer and is now a filing person; (ii) the price per share to be paid under the Offer has been increased to $20 per Common Share, net to the seller in cash, without interest thereon; and (iii) the expiration date of the Offer has been extended until 12:00 midnight, New York City time, on February 14, 2003. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(b) TENDER OFFER OF THE PURCHASER

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

         On January 16, 2003, the Offeror amended and supplemented its Offer to Purchase, dated December 5, 2002 in a Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), as filed with the Securities and Exchange Commission on Schedule TO-T/A on January 16, 2003 (the "Schedule TO-T/A"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Revised Offer"). The Revised Offer added Westfield America, Inc. ("Westfield") as a filing person and additional offeror. Offeror and Westfield increased the price per share to be paid pursuant to the Offer from $18.00 net to the seller in cash without interest thereon, for each Common Share, which the Board has previously rejected as inadequate, to $20.00 net to the seller in cash without interest thereon, for each Common Share, upon the terms and conditions set forth in the Supplement. Pursuant to the Supplement, the Revised Offer is scheduled to expire at 12:00 midnight, New York City time, on February 14, 2003. The Schedule TO-T/A states that the address of Westfield's principal executive offices is 11601 Wilshire Boulevard, 12th Floor, Los Angeles, CA 90025 and that Westfield's telephone number at such location is (310) 478-4456.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(c) TRANSACTIONS WITH SIMON AND WESTFIELD

Item 2(c) of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph thereof with the following:

                  Certain affiliates of the Company, Simon and Westfield, along with certain other entities, were members in MerchantWired, LLC, a limited liability company formed for the purpose of providing high speed broad band networks to retailers for retail stores throughout the United States. In September 2002, MerchantWired, LLC discontinued operations.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

 Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)      SOLICITATION/ RECOMMENDATION

         After careful consideration, including a thorough review of the Revised Offer with the Company's independent financial and legal advisors, the Board of Directors unanimously determined that the Revised Offer is not in the best interests of Taubman Centers' shareholders.

         ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE REVISED OFFER AND NOT TENDER YOUR COMMON SHARES PURSUANT TO THE REVISED OFFER.

         A form of letter communicating the Board of Directors' recommendation to you and a press release relating to the recommendation to reject the Revised Offer are filed as Exhibits (a)(26) and (a)(27) to this document and are incorporated herein by reference.

(b)      BACKGROUND OF THE TRANSACTION

         On January 15, 2003 Simon and Westfield announced that Westfield had joined the Offer, that the Offer Price was increased to $20.00 per share, that the expiration date of the Offer was extended until February 14, 2003, and that unless two-thirds of the outstanding Common Stock were tendered and not withdrawn prior to midnight on February 14, 2003, Simon and Westfield will withdraw the Revised Offer and terminate their efforts to acquire the Company.

         On January 20, 2003, the Board of Directors met to review the terms of and consider the Revised Offer with its financial and legal advisors. The Board of Directors also received and considered updates of recent operational and financial developments concerning the Company. At such meeting, the Board, after receiving advice from its legal and financial advisors, unanimously determined that it would be in the best interests of the Company and its stockholders to reject the Offeror and Westfield's unsolicited Revised Offer.

(c)      REASON FOR THE RECOMMENDATION.

         The Taubman Centers Board of Directors, after consultation with its senior management, legal and financial advisors reached the conclusion that the Revised Offer is not in the best interest of the Company's shareholders and offered the recommendation described above, for the following reasons:

                  (i) The Board's familiarity with the business of the Company, its financial condition, results of operations and prospects and the nature of, the prospects for, and the Company's position in, the industry in which the Company operates, and the Board's belief that, for the reasons further explained under paragraphs (iii) and (v), neither the Company's current stock price nor the Revised Offer reflect the full value of the Company's assets.

                   (ii) The opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to herein and other financial criteria used in assessing an offer, that the Revised Offer is inadequate.

                  (iii) The Board's belief that a number of the Company's properties are at early stages in their development cycles and are expected to generate increasing returns over the next few years. The Board believes that the Company's current stock price does not reflect the value of these assets or their growth potential. Moreover, the Board believes that the Company's organic growth strategy of concentrating on improving the quality and consistency of its assets, coupled with selective development and acquisitions and divestitures, is likely to yield long-term returns to shareholders superior to the Revised Offer.

                  (iv) The Board's belief that the Company's recent placement of a minority investment in non-voting Units at $24 per unit to a sophisticated real estate investor is indicative of the fact that the Revised Offer does not reflect adequate value for the Company's common stock. The Board noted that these Units were issued in connection with the Company's provision of financing on an unrelated real estate transaction which did not involve the sale of control of the Company.

                  (v) The Board's belief that both the inadequacy of the Revised Offer and the opportunistic manner in which it has been pursued represent a threat to shareholder value, to the Company's stability and to the many other constituencies which have an interest in the Company's success. The Board believes the timing of the Revised Offer represents an opportunistic attempt by Simon and Westfield to acquire a collection of upscale regional mall assets that cannot be replicated, and which are the most productive portfolio of regional malls held by any public company.

                  (vi) The fact that Taubman Centers has delivered an 81.6% total return to shareholders for the five year period ending November 13, 2002 (the date immediately prior to the public announcement of Simon's initial proposal). During that time period the Company has outperformed the Morgan Stanley REIT Total Return Index (which returned 21.6%), the S&P 500 Total Return Index (which returned 4.3%), and many of its competitors (including Simon Property Group, which returned 63.3%). The Taubman Centers properties have the highest average sales and rents per square foot of any regional mall company. Based on these facts, the Board believes that the Revised Offer does not reflect the full value of the Company's assets.

                   (vii) The Board's belief that Simon's and Westfield's approaches to managing and developing their properties are inconsistent with the Company's portfolio of upscale shopping centers in select high-growth markets and are not likely to yield the maximum value for the Company's assets.

                  (viii) The fact that the markets for regional malls are already highly concentrated in several cities where Simon, Westfield and the Company compete. If the proposed transaction were to occur, that concentration could dramatically increase, resulting in decreased competition among all local shopping centers and causing higher lease prices for mall tenants, higher ultimate retail prices for consumers, and lower quality shopping centers in the affected areas. At any time before or after consummation of the Revised Offer, federal antitrust authorities, State Attorneys General, or private parties may investigate the transaction and/or bring legal actions under the federal or state antitrust laws seeking to enjoin the acquisition of the Company's Common Shares or to require divestiture of Simon's, Westfield's or the Company's assets. Accordingly, the Board believes that there is significant uncertainty as to whether Simon and Westfield could ultimately consummate a transaction along the lines they have proposed.

                  (ix) The Board's belief that Simon's continuing public relations campaign (which has now been joined by Westfield) aimed at damaging the Company is hypocritical and the Board's concern about Simon's misleading statements to the public about its own corporate governance in its press releases and Form 8-K filed on November 18, 2002. The Board noted the fact that Simon claimed in a press release that "the Simon family has no veto power or other control mechanism that could block a sale or merger transaction." In a story published in The New York Times on December 1, 2002, Simon admitted the untruth of its statement, calling it "a mistake" and noting that the family does in fact have the power to block a merger and that to date Simon has not issued a correction and has maintained this incorrect press release on its website. In addition, the Board took note of Simon's (and now Westfield's) repeated willingness to mischaracterize Taubman Centers' financial performance and to misrepresent the premium they are offering and Michigan law and David Simon's communications with Robert Taubman. The Board believes that these misstatements may be indicative of a larger compliance problem in the Simon organization, which calls into question both Simon's representations and its ability to consummate a transaction along the lines it and Westfield have proposed.

                  (x) The fact that completion of the Revised Offer and second-step merger will likely be a taxable event to many of the Company's shareholders, the timing of which will not be in their individual control. Accordingly, the Board believes that many shareholders would actually receive less in net proceeds than purported to be offered by Simon and Westfield, which offer in itself the Board has determined to be inadequate.

                   (xi) The fact that the Taubman family and other shareholders, with combined voting power of over a third of the total voting power of the Company's capital stock, have indicated that they do not intend to tender their Common Shares and have taken the firm position that they are not interested in pursuing a sale transaction. The Board noted that the two-thirds shareholder vote required for a sale or other extraordinary transaction has been in the Company's charter since its initial public offering in 1992. The Revised Offer cannot be completed absent a Court ruling in litigation brought by Simon seeking to divest some of the Taubman Center shareholders of their voting rights. Based on the advice of counsel, the Board believes that the litigation brought by Simon to disenfrancise the Series B shareholders is without merit.

                  (xii) The Board's belief that the unsolicited and hostile nature of the Revised Offer when coupled with its inability to be completed, makes it expensive, disruptive, and detrimental to Simon, Westfield and the Company.

                  (xiii) The Board's belief, based on the factors set forth in paragraphs (i) through (xii) above, that the consideration to be paid in the Revised Offer does not reflect the inherent value of the Company.

                  (xiv) The fact that the Revised Offer is highly conditional, which results in significant uncertainty that the Revised Offer could or would be consummated. Specifically, according to the Revised Offer it is subject to the following conditions, among many others:

                  (1) Minimum Tender Condition. Consummation of the Revised
              Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Revised Offer such number of Common Shares that represents, together with Common Shares owned by the Offeror, Simon, Westfield or any of its subsidiaries, at least two-thirds (2/3) of the total voting power of the Company. Voting power of the Company is calculated based upon the aggregate voting power attributable to the outstanding Common Shares and the purported voting power attributable to the outstanding shares of Series B Preferred Stock (assuming exercise of all then outstanding rights to purchase Common Shares or partnership units of the Operating Partnership). Accordingly, the Board believes that this condition will not be satisfied. See "Legal Matters -- Litigation."

                  (2) Excess Share Condition. The Company's charter prevents any person or group from beneficially or constructively owning capital stock representing more than 8.23% of the total value of the Company's capital stock (the "Ownership Limit"). As was disclosed to the Company's shareholders in connection with the Company's IPO, and numerous times since, the Ownership Limit is intended both to preserve the Company's status as a REIT and make it more difficult for any person to acquire control of the Company. The Company's Board in certain circumstances can increase the Ownership Limit to 9.9%. Shares owned in excess of the Ownership Limit are considered "Excess Shares" under the Company's Restated Articles of Incorporation and are transferred to a designated agent of the Company (the "Excess Share Provision"). The designated agent upon delivery of the shares must immediately sell such shares and donate any proceeds over the price the acquiror paid for the shares to charity. Consummation of the Revised Offer is conditioned upon the Offeror being satisfied, in its sole discretion, that the Offeror may purchase all of the Shares tendered pursuant to the Revised Offer without triggering the Excess Share Provision. The Excess Share Provision may only be waived by the affirmative vote of at least two-thirds (2/3) of the total voting power of the Company. Accordingly, this condition may only be met if

              Simon is successful in its litigation which the Company believes is without merit. Therefore, the Board believes that this condition will not be satisfied.

                  (3) Control Share Condition. Consummation of the Revised Offer
              is conditioned upon full voting rights for all Common Shares to be acquired by Offeror pursuant to the Revised Offer having been approved by the Company's shareholders under Chapter 7B of the MBCA (the "Michigan Control Share Acquisitions Act") or the Offeror being satisfied, in its sole discretion, that the Michigan Control Share Acquisitions Act is invalid or otherwise inapplicable to the Shares to be acquired by the Offeror in the Revised Offer. On December 10, 2002 the Board of Directors opted out of the Michigan Control Share Acquisitions Act. "See Legal Matters -- Michigan Control Share Acquisitions Act."

                  (4) Business Combination Condition. Consummation of the
              Revised Offer is conditioned upon the Offeror being satisfied, in its sole discretion, that Chapter 7A of the MBCA (the "Michigan Business Combination Act") will not prohibit for any period of time, or impose any shareholder approval with respect to, its proposed back end merger or any other "Business Combination" (as defined in the Michigan Business Combination Act) involving the Company and the Offeror or any other affiliate of Simon or Westfield. While the Michigan Business Combination Act does not currently apply to the Company, the Company may elect to be governed by the Michigan Business Combination Act at any time, in which case this condition would not be met.

                  (5) No Material Adverse Change Condition. Consummation of the
              Revised Offer is conditioned upon the Offeror not becoming aware of any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of the Company or any of its subsidiaries that has, or could reasonably be expected to have, in the sole discretion of the Offeror, a material adverse effect on the Company or, assuming consummation of the Revised Offer or its proposed back end merger, on the Offeror, Simon, Westfield or any other affiliate of Simon or Westfield.

                  (6) Competing Offer Condition. Consummation of the Revised Offer is conditioned upon a tender or exchange offer for any Common Shares not having been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates)

                  (7) Numerous Other Conditions. Consummation of the Revised
              Offer is also subject to other conditions, several of which are unlikely to be satisfied. Notwithstanding the Company's regular practice of increasing its dividend (including its recent announcement of the regular annual increase on December 10, 2002), the offer is conditioned on the Company not increasing its dividend. Similarly, the Revised Offer is conditioned on their being no change to the Company's by-laws regardless of its effect on the Offeror. While Simon filed an amendment to the Offer stating that it would not assert these condition with respect to the recent dividend increase and by-law amendments, it has not waived the condition with respect to any future dividend increases or by-law amendments. The Revised Offer is also contingent on there being no issuance of stock or options, no changes to employment agreements, no commencement of war or armed hostilities or other national or international crisis involving the United States, and to many other conditions.

                  In light of the above factors, the Taubman Centers Board determined that the Revised Offer is not in the best interests of Taubman Centers and Taubman Centers' shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TAUBMAN CENTERS' SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

                  In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under "Interests of Certain Persons." The directors of the Company were also aware that the Taubman Family's voting power is derived primarily from its ownership of Series B Preferred Stock and that Simon has challenged the issuance of the Series B Preferred Stock and is seeking to disenfranchise the Series B shareholders; however, the Board believes this litigation to be without merit.

                  In making its determination that the Revised Offer is not in the best interests of Taubman Centers and Taubman Centers' shareholders, the Board took into account that the realization of the Company's anticipated future results is not assured, and that there is a risk that the Company's plans, like the plans of any business, will not be successfully completed. If the Company remains independent, its shareholders will continue to bear this risk.

                  The foregoing discussion of the information and factors considered by the Taubman Centers Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Taubman Centers Board in its consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Taubman Centers Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Revised Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Taubman Centers Board may have given differing weights to different factors. Throughout its deliberations, the Taubman Centers Board received the advice of Goldman Sachs, and of outside legal advisors, who were retained to advise the Taubman Centers Board in connection with the Offer and the Revised Offer.

         (d)  INTENT TO TENDER

                  To the best of Taubman Centers' knowledge, none of Taubman Centers' executive officers or directors currently intend to tender Common Shares over which he or she has sole dispositive power to Simon pursuant to the Revised Offer.

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
__________                     ___________

(a)(26)                        Letter to Shareholders, dated January 21, 2003
(a)(27) Press release issued by Taubman Centers on January 21, 2003
(a)(28)                        Website Presentation: Board Rejection of Revised
                               Simon Offer

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2003                 Taubman Centers, Inc.


                                         By: /s/ Robert S. Taubman
                                            ------------------------------------
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
__________                     ___________

(a)(26)                        Letter to Shareholders, dated January 21, 2003
(a)(27)                        Press release issued by Taubman Centers, Inc.
                               on January 21, 2003
(a)(28)                        Website Presentation: Board Rejection of Revised
                               Simon Offer